EXHIBIT (a)(1)




Media Contact:    Gary Mickelson
                  605-235-2986

Investor Contact: Dean Hanish,
                  605-235-2167

                      IBP Signs Definitive Merger Agreement
                             to be Acquired by Tyson

      Dakota Dunes, South Dakota - January 1, 2001 - IBP, inc. (NYSE: IBP) announced that it has entered into a definitive merger agreement with Tyson Foods, Inc. (NYSE: TSN). Under the terms of the agreement Tyson will acquire all of the outstanding shares of IBP in a cash tender offer, stock exchange offer and merger valued at approximately $4.7 billion, which includes the assumption of and/or refinancing of approximately $1.5 billion of IBP debt and other obligations. Tyson will pay $30.00 for each share of IBP common stock, with 50.1% of the consideration in cash and the remainder in Tyson Class A common stock. The stock portion of the consideration is subject to a maximum exchange ratio of 2.381 and a minimum exchange ratio of 1.948 Tyson Class A shares if Tyson's average trading price for an agreed to period of time is outside the range, or "collar" of $12.60 and $15.40.

      Tyson's outstanding cash tender offer for 50.1% of IBP's shares, currently scheduled to expire at midnight on Tuesday, January 16, 2001, will be amended to reflect the terms of the agreement. Tyson intends to commence promptly an exchange offer for all IBP shares not purchased in the cash tender offer. In the exchange offer, each IBP share will be exchanged for Tyson Class A shares valued at $30.00, subject to adjustment if the average trading price of Tyson Class A shares is outside the collar.

      The transaction, which is currently undergoing regulatory review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, is expected to close within the first quarter of 2001.

      In conjunction with entering into the agreement with Tyson, IBP terminated its merger agreement with Rawhide Holdings Corporation, a wholly owned subsidiary of DLJ Merchant Banking Partners III, L.P. Under the merger agreement with Rawhide, IBP shareholders would have received $22.25 per share in cash.

      The IBP board of directors, based on the unanimous recommendation of a special committee composed of all of the directors of IBP not employed by IBP or DLJ, approved the termination of the Rawhide merger agreement and the execution of the Tyson merger agreement, and will recommend that IBP shareholders tender their shares into the amended Tyson cash tender offer and, to the extent not purchased in the cash tender offer, into the Tyson exchange offer.

                                     -more-

      J.P. Morgan Securities Inc. and Peter J. Solomon Company Limited advised the special committee of IBP and provided fairness opinions regarding the transaction.

      "We believe IBP and Tyson will make a strong team," Robert L. Peterson, IBP chairman and chief executive officer, said. "The combined expertise and resources of these two great companies will benefit shareholders, as well as food customers and consumers throughout the world."

      IBP will be filing an amendment to its Schedule 14d-9 with the Securities and Exchange Commission with respect to the amended Tyson tender offer, which will contain the formal recommendation of the Board of Directors regarding the tender offer and full description of the reasons therefor.

      Tyson Foods will hold a conference call Tuesday, January 2, at 10:00 a.m. CST (11:00 EST). To listen live via telephone, call 800-230-1074. The call will be Webcast live on the Internet at www.tyson.com/investorrel/conferencecalls.asp. The call will be archived at www.tyson.com/investorrel and www.prnewswire.com within two hours of the conclusion of the call. A telephone replay will be available beginning at 2:00 p.m. CST Tuesday through February 2 at 800-475-6701. The passcode is 561913.

      IBP is the world's leading producer of high quality fresh beef and pork, and supplies premium, fully prepared and other consumer-ready foods for the retail and foodservice industries. The Dakota Dunes, South Dakota, company employs approximately 50,000.

Forward Looking Statements
--------------------------
This news release may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning Tyson's or IBP's outlook for the future, the ability to realize estimated synergies, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. The following factors, among others, could cause actual results to differ materially from those expressed in, or implied by, the statements: the risks that Tyson's and IBP's businesses will not be integrated successfully, the risk that Tyson and IBP will not realize estimated synergies, costs relating to the proposed transaction, the availability and prices of live hogs, live cattle, raw materials and supplies, product pricing, the competitive environment and related market conditions, operating efficiencies, access to capital, actions of domestic and foreign governments and other factors discussed in Tyson's and IBP's respective filings with the SEC.

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